Exhibit 99.1

Brookfield Residential Properties Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Residential’s first quarter 2013 interim report and corporate profile on our website at www.brookfieldrp.com.

The first quarter 2013 results conference call and webcast will be held on Friday, May 3, 2013 at 11 a.m. (EST).  Dial 1.800.319.4610 toll free in North America or for overseas calls, 1.604.638.5340.  The call will also be available via webcast live at www.brookfieldrp.com.  The recorded conference call replay can be accessed until June 3, 2013 by dialing 1.800.319.6413 or 1.604.638.9010 and using code 1231 followed by the # sign.

BROOKFIELD RESIDENTIAL REPORTS 2013 FIRST QUARTER RESULTS

Net income attributable to shareholders of $4 million or $0.04 per share
Strong revenue growth of 29% over the first quarter of 2012
36% increase in backlog units and 43% increase in backlog value over the first quarter of 2012

Calgary, Alberta, May 2, 2013 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential” or “the Company”), a leading North American land developer and homebuilder today announced financial results for the first quarter ended March 31, 2013. The results are based on U.S. Generally Accepted Accounting Principles (U.S. GAAP).

PERFORMANCE AND FINANCIAL HIGHLIGHTS

Three Months Ended March 31, 2013

•	Net income increased to $4 million, or $0.04 per share in the first quarter, compared to $1 million, or $0.01 per share, in the first quarter of 2012
•	First quarter revenue increased 29% to $171 million over the first quarter of 2012
•	Homebuilding deliveries increased 17% to 294 units compared to the first quarter of 2012
•
Backlog of 1,180 units representing $519 million of value rose 36% and 43%, respectively, compared to the first quarter of 2012. Average price of homes in backlog was $440,000 as at March 31, 2013, compared to  $420,000 as at March 31, 2012

•	Gross margin was 30% in the first quarter, compared to 29% in the first quarter of 2012
•	Active housing communities increased to 35, up from 31 in the first quarter of 2012
•	Income before income taxes increased to $7 million compared to $4 million in the first quarter of 2012

Results of Operations
	Three Months Ended March 31
(US$ millions, except per share amounts)	2013	2012
Total revenue	$171	$132
Income before income taxes	7	4
Income tax expense	(3)	(4)
Net income attributable to Brookfield Residential	4	1
Basic and diluted earnings per share	$0.04	$0.01
Total assets	$2,885	$2,670
Total liabilities	$1,557	$1,651

First Quarter Operational Highlights
	Three Months Ended March 31
(US$ millions, except per unit activity and avg. selling price)	2013	2012
Land revenue	$52	$44
Lot closings for Brookfield Residential (single family units)	354	274
Lot closings for unconsolidated entities (single family units)	16	–
Average lot selling price for Brookfield Residential (single family units)	$146,000	$160,000
Average lot selling price for unconsolidated entities (single family units)	$239,000	–
Housing revenue	$119	$88
Home closings for Brookfield Residential (units)	294	251
Home closings for unconsolidated entities (units)	2	10
Average home selling price for Brookfield Residential	$406,000	$351,000
Average home selling price for unconsolidated entities	$922,000	$325,000
Net new orders for Brookfield Residential (units)	657	474
Net new orders for unconsolidated entities (units)	18	18
Backlog for Brookfield Residential (units at end of period)	1,180	868
Backlog for unconsolidated entities (units at end of period)	33	22
Backlog value for Brookfield Residential	$519	$364
Backlog value for unconsolidated entities	$16	$10

Historically there is variability in our results of operations from quarter to quarter, due to the seasonal nature of the homebuilding business and the timing of new community openings and closings.  Typically, the highest rate of orders for new homes and lots occurs in the first nine months of the calendar year and we generally deliver a greater percentage of new homes and lots, and see higher revenues, in the second half of the year. In terms of acre sales, which are a meaningful part of our business, results are more variable from year to year given the nature of the development and monetization cycle.

Alan Norris, President and Chief Executive Officer of Brookfield Residential, commented: “We continued to gain momentum in the first quarter of 2013. Sales in our Canadian operations remained robust and we ended the quarter with a strong backlog. In our U.S. operations, first quarter backlog and net new home orders were significantly higher than a year ago, reflecting the continued recovery in the U.S. housing market. With demand increasing and supply remaining constrained in many U.S. markets we are seeing increased price pressure and anticipate that the remainder of the year will continue to be strong.”

STRATEGIC INITIATIVES

We completed $117 million of well-located land acquisitions in the first quarter of 2013, comprising 1,213 lots and 29 acres. We generally target a 20% unlevered return on investment on our land acquisitions. In the first quarter, transactions were spread across many of our markets, with 54% of the acquisitions in Canada and 46% in the U.S. specifically, in the Bay Area of California and Washington D.C.

Our first quarter transactions included the purchase of a property in the East Bay City of Oakley, California. This acquisition included 567 single family detached lots with entitlements in place.  The lots will be developed in a master-planned community that will include six neighbourhoods, an apartment, a commercial site and a park in a newly developed area next to existing schools, residential areas and a vibrant job market.  Homes are expected to be available to interested buyers in 2014.

Subsequent to the end of the first quarter, we entered a new market with a strategic investment in Phoenix, Arizona. As part of a 50/50 joint venture with an affiliate of DMB Associates Inc. (“DMB”), we acquired the community of Eastmark with approximately 2,255 acres remaining to be developed by the venture.  The land is ideally located in the top growth corridor of the Phoenix Metro area and is adjacent to the fast-growing Phoenix-Mesa Gateway Airport.  Eastmark is envisioned to be a large-scale mixed-use community with entitlements in place for 5,500 residential units, serving a wide range of residential price points, as well as 9 million square feet of non-residential use. Brookfield Residential's initial investment is $12 million to fund ongoing development of the community with all future funding shared equally with DMB.  Involvement in the Eastmark community aligns with our strengths in developing master-planned and mixed use projects across North America.

OUTLOOK

Our outlook for the year remains positive and we anticipate that income before income taxes for 2013 will be measurably higher than 2012.  We offer the following limited operational guidance for 2013:

•	Canadian operations are projected to close approximately 1,400 single family lots, 100 acres of multi-family, commercial and industrial parcels as well as 1,300 homes;

•
U.S. operations are expected to close approximately 800 single family lots, 30 acres of multi-family, commercial and industrial parcels and 900 homes, which include our share of unconsolidated entities.

Overall, we expect to open 16 new communities in the remainder of 2013, with most of the financial impact of these openings to be reflected in 2014 and beyond. Adjusting for communities which we expect will sell out in the next three quarters, we expect to end 2013 with approximately 44 communities in active selling phases, which include our unconsolidated entities.

This coming year, we anticipate that our Canadian operations will continue to be a strong contributor to our results and that we will see an improvement in the U.S. as these markets continue to recover.  Based on our current land holdings and recent price increases, we are optimistic about our increasing profitability continuing in 2014 and beyond.  By 2015, we hope to see results in the U.S. approach profitability levels currently seen in Canada, assuming the ongoing market recovery.

ADDITIONAL INFORMATION

The attached financial statements are based primarily on information extracted from our financial statements for the three months ended March 31, 2013. The financial statements were prepared using the standards and interpretations currently issued under U.S. GAAP.

The interim report and the Company’s corporate profile for the quarter ended March 31, 2013 contain further information on our strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on our website at www.brookfieldrp.com.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

Please note that Brookfield Residential’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com. Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: 1.416.369.8236 Email: andrew.willis@brookfield.com

* * * * * * * * * * * * *

Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws.  Certain statements in this news release that are not historical facts, including information concerning possible or assumed future results of operations of the company, potential acquisition opportunities, characteristics and development of the Oakley and Eastmark communities, expected community count growth and projected opening timelines, projected number of communities in active selling phases, guidance for 2013, anticipated improvements in the U.S. markets and continued strength in the Canadian markets, the company’s 2013 outlook, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; difficultly enforcing civil liabilities in the United States against us and our directors and officers; higher cancellation rates of existing agreements of sale; major health and safety incident relating to our business; utility and resource shortages or rate fluctuations; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended March 31
(US$ thousands, except per share amounts)	2013	2012
Revenue
Land	$51,713	$43,995
Housing	119,309	88,154
	171,022	132,149
Direct Cost of Sales
Land	(23,239)	(19,999)
Housing	(96,704)	(73,361)
	51,079	38,789

Selling, general and administrative expense	(36,252)	(26,092)
Equity in earnings from unconsolidated entities	1,794	1,623
Depreciation	(999)	(774
Interest expense	(10,506)	(10,153)
Other income	1,852	516
Income Before Income Taxes	6,968	3,909
Current income tax recovery / (expense)	60	(6,291)
Deferred income tax (expense) / recovery	(2,632)	2,597
Net Income	3,4,396	215
Net (income) / loss attributable to non-controlling interests and other interests in consolidated subsidiaries	(120)	400
Net Income Attributable to Brookfield Residential	$4,276	$615

Other Comprehensive Income
Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries	(19,186)	14,573
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries	–	(11,472)
Comprehensive (Loss) / Income Attributable to Brookfield Residential	$(14,910)	$3,716

Earnings per Common Share Attributable to Brookfield Residential
Basic	$0.04	$0.01
Diluted	$0.04	$0.01

Weighted Average Common Shares Outstanding (in thousands)
Basic	116,316	99,606
Diluted	117,269	99,945

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at
(US$ thousands)	March 31, 2013	Dec. 31, 2012
Assets
Land and housing inventory	$2,351,835	$2,250,256
Investments in unconsolidated entities	162,425	155,352
Commercial Properties	15,013	15,363
Receivables and other assets	306,753	320,248
Restricted cash	12,140	13,596
Cash and cash equivalents	30,270	49,826
Deferred income tax assets	6,604	10,552
	$2,885,040	$2,815,193
Liabilities and Equity
Project specific and other financings	$602,559	$459,329
Notes payable	601,145	590,845
Total financings	1,203,704	1,050,174
Accounts payable and other liabilities	353,243	425,179
Total liabilities	1,556,947	1,475,353
Other interests in consolidated subsidiaries	33,515	32,445
Total equity	1,294,578	1,307,395
	$2,885,040	$2,815,193